SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes                  No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):

82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 24, 2006

By:  /a/Andrew M. Archibald___________________

Andrew M. Archibald, C.A., CFO and Secretary

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

INTERTAPE TO DEFER THE SALE OF ITS COMBINED COATED PRODUCTS OPERATION AND FLEXIBLE INTERMEDIATE BULK CONTAINER BUSINESS

Montreal, Québec and Bradenton, Florida – May 24, 2006 – Intertape Polymer Group Inc. (NYSE, TSX: ITP) today announced it will defer the decision to sell a portion of its interest in the combined coated products operation and flexible intermediate bulk container (FIBC) business through an initial public offering of the combined business using a Canadian income trust.

Intertape’s President, Engineered Coated Products Division, H. Dale McSween, noted “The integration of Flexia's operations, which was acquired last Fall, continues to progress well and is yielding the anticipated benefits.  Intertape's decision to defer the sale of a portion of its interest in the combined coated products operation and FIBC business will give senior management the opportunity to devote their full attention to Intertape's business as a whole with the goal of improving Intertape's operating results from its first quarter as quickly as possible”.

As a result of this decision, Intertape will record a charge of approximately US$4.2 million for the fees and expenses that it has incurred to date in connection with the now deferred sale.

Intertape also announced today that it intends to resume purchasing shares from time to time under the normal course issuer bid that it implemented on March 16, 2006.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

FOR INFORMATION CONTACT:

Dale McSween

President, Engineered Coated Products Division

Intertape Polymer Group Inc.

Tel.: 866-202-4713

E-mail:itp$info@itape.com

Web: www.intertapepolymer.com